December 15, 2010
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-21-10

QUATERRA ANNOUNCES SIGNIFICANT INCREASE IN RESOURCE AT
MACARTHUR COPPER DEPOSIT

Extended mineralization and lower base case cutoff grade combine to boost contained copper

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that Tetra Tech Inc. of Golden, Colorado, has completed an updated NI43-101 compliant independent resource estimate for its 100%-owned MacArthur Copper Project near Yerington, Lyon County, Nevada.

MacArthur’s base case measured and indicated oxide/chalcocite resource of 143.7 million tons averaging 0.192% TCu contains 551.6 million pounds of copper. An inferred oxide/chalcocite resource of 215.0 million tons averaging 0.197% TCu contains 846.8 million pounds of copper. An inferred primary sulfide resource of 74.1 million tons averaging 0.256% TCu contains 379.5 million pounds of copper.

The Tetra Tech report indicates that there is potential for developing additional mineral resources at MacArthur adjacent to the current drill-hole pattern.

The updated resource is based on an additional 42,579 feet of exploration drilling and sampling conducted by Quaterra during 2009 and 2010. Also, to reflect a more than doubling of copper prices since the initial resource estimate was completed in January 2009, the base case cutoff grades for the leachable (oxide/chalcocite) and primary sulfide resources have been lowered from 0.18% and 0.3% total copper (TCu) respectively to 0.12% and 0.15% TCu.

“This study shows that MacArthur is an extremely large, low-grade deposit that remains open to expansion,” says Eugene Spiering, Quaterra’s VP Exploration. “The shallow mineralization and favorable topography, combined with available water, well developed infrastructure and strong copper prices are factors that could lead to the development of a robust, near-term heap leach operation. We will evaluate the probability of such an outcome during 2011.”

A summary of measured, indicated and inferred resources at various cutoff grades is shown in Tables 1-4 at the end of this news release.

Discussion.

Since the February 17, 2009 NI43-101 Technical Report (“MacArthur Copper Project, NI 43-101 Technical Report, Lyon County, Nevada, U.S.A.”), the Company has completed an additional 75 drill holes totaling 42,579 feet. Approximately half the holes were to infill gaps in coverage and half were to extend mineralization beyond previously known limits.

The infill drilling was successful in significantly increasing the measured copper resource. At the previous cutoff grade of 0.18%, both tons and contained pounds of copper more than doubled, from 14.2 million tons averaging 0.261% TCu copper and containing 74.0 million pounds of copper to 30.9 million tons averaging 0.245% TCu copper and containing 151.7 million pounds of copper. At the base case cutoff grades of 0.12%, the measured copper resource rose to 48.3 million tons averaging 0.213% TCu copper and containing 205.4 million pounds of copper.

At a 0.18% cutoff, the tons and contained pounds of indicated copper resource actually show a decrease of about 18% and 16% respectively due to the transfer of mineralization from the indicated into the measured category. However, at the current base case cutoff grade, the indicated resource of 95.4 million tons averaging 0.181% TCu contains 346.1 million pounds of copper.

Step-out drilling around the edges of the mineralized zone on 500-foot centers encountered abundant low-grade acid soluble copper. The current inferred copper resource at a cutoff grade of 0.18% is about 12% larger than the previous calculation (84.7 million tons at a grade of 0.277% TCu containing 469.3 million pounds of copper), but increases substantially at the current base cutoff grade of 0.12% to 215.0 million tons averaging 0.197% TCu and containing 846.8 million pounds of copper.

The step-out drilling also encountered intercepts of primary porphyry copper-type mineralization along the northern fence of holes, which may represent the fringe of a major copper deposit to the north.

The resources quoted in the tables below are based on a three-year average copper price of US$3.03 per pound. For the leachable, SX/EW recoverable resources a base case cutoff grade of 0.12% TCu has been applied. For the sulfide resources that would be recoverable by conventional flotation methods, a base case cutoff grade of 0.15% TCu has been applied. These cutoff grades have been developed based on average mining costs for similar sized operations and from cost estimation services, using a metallurgical recovery of 90% of the oxide copper grades for the SX/EW material and a metallurgical recovery of 88% for the conventional flotation material, and a smelter charge of US$0.50 per pound for processing conventional flotation concentrates

The 2009 drill-hole database contained 450 drill-holes from both Quaterra and prior companies. The 2010 drilling added 8,547 copper assays to the 26,554 existing copper assays that were used in the 2009 report. The 2010 updated resource model used the same kriged estimation parameters as were developed and reported in the 2009 technical report, with the exception of:

1)

The physical dimensions of the block model were increased to include the new drilling. The 2010 model contains 512 blocks in the x-direction, 400 in the y-direction and 150 levels. The block size utilized was 25x25x20 feet.

2)	The interpretation of the mineralized zones for the oxide, mixed (transition) and sulfide mineralization were updated based on the 2010 information.
3)	Finally, slight modifications to the search parameters for the inferred class were also made.

Quaterra has commissioned Tetra Tech to prepare a Canadian National Instrument 43-101 (NI43-101) compliant Technical Report for the MacArthur Copper Project. The Tetra Tech resource estimate for the project is included with a description of the project history, geology, mineralization, sampling procedures, and laboratory Quality Assurance/Quality Control procedures. The NI43-101 Technical Report will be filed within 45 days of the date of this release. This report will be available at www.sedar.com. The Qualified Person for the MacArthur Copper Project resource estimate, the technical report and this news release is Mr. John W. Rozelle, P.G., Principal Geologist for Tetra Tech, Golden Colorado.

For a complete table of MacArthur drill hole intercepts and project maps, please visit the company’s website.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

Thomas Patton,
President and CEO, Quaterra Resources Inc.

Disclosure note
The results of the Tetra Tech resource estimate have been reviewed by Quaterra technical staff. The Company believes that the Tetra Tech resource estimate for the MacArthur Copper Project was conducted in a professional and competent manner. Inferred resources are resources that have not been defined in sufficient detail to be characterized as Measured or Indicated resources. Mineral resources have not had economic considerations applied to them and are therefore not characterized as Reserves.

The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2746 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

TABLE 1 MACARTHUR COPPER PROJECT –YERINGTON, NEVADA MEASURED COPPER RESOURCES December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	381	0.584	4,452
	0.40	1,232	0.485	11,938
	0.35	2,299	0.433	19,896
	0.30	4,463	0.379	33,821
	0.25	9,899	0.320	63,294
	0.20	23,365	0.263	122,947
	0.18	30,914	0.245	151,664
	0.15	41,544	0.225	186,865
	0.12	48,337	0.213	205,432
Primary Material (MinZone 30)	0.50	N/A	N/A	N/A
	0.40
	0.35
	0.30
	0.25
	0.20
	0.18
	0.15

TABLE 2 MACARTHUR COPPER PROJECT –YERINGTON, NEVADA INDICATED COPPER RESOURCES December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	797	0.620	9,886
	0.40	1,659	0.530	17,575
	0.35	2,386	0.482	23,006
	0.30	3,766	0.423	31,845
	0.25	7,777	0.344	53,521
	0.20	22,661	0.263	118,970
	0.18	35,409	0.236	167,272
	0.15	64,173	0.204	261,697
	0.12	95,384	0.181	346,053
Primary Material (MinZone 30)	0.50	6	0.577	69
	0.40	19	0.486	185
	0.35	38	0.428	325
	0.30	164	0.350	1,146
	0.25	353	0.309	2,179
	0.20	639	0.269	3,443
	0.18	1,046	0.238	4,987
	0.15	1,448	0.218	6,325

TABLE 3 MACARTHUR COPPER PROJECT –YERINGTON, NEVADA MEASURED+INDICATED COPPER RESOURCES December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	1,178	0.609	14,339
	0.40	2,891	0.510	29,511
	0.35	4,684	0.458	42,896
	0.30	8,229	0.399	65,667
	0.25	17,676	0.330	116,803
	0.20	46,027	0.263	241,918
	0.18	66,323	0.240	318,881
	0.15	105,717	0.212	448,663
	0.12	143,721	0.192	551,601
Primary Material (MinZone 30)	0.50	6	0.577	69
	0.40	19	0.486	185
	0.35	38	0.428	325
	0.30	164	0.350	1,146
	0.25	353	0.309	2,179
	0.20	639	0.269	3,443
	0.18	1,046	0.238	4,987
	0.15	1,448	0.218	6,325

TABLE 4 MACARTHUR COPPER PROJECT –YERINGTON, NEVADA INFERRED COPPER RESOURCES December 2010
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	4,967	0.820	81,479
	0.40	7,894	0.680	107,406
	0.35	10,776	0.598	128,773
	0.30	17,312	0.494	170,939
	0.25	30,740	0.397	243,953
	0.20	63,538	0.306	389,234
	0.18	84,685	0.277	469,155
	0.15	132,829	0.236	626,953
	0.12	215,043	0.197	846,839
Primary Material (MinZone 30)	0.50	6,482	0.564	73,143
	0.40	10,044	0.524	105,181
	0.35	10,904	0.512	111,657
	0.30	13,969	0.469	130,890
	0.25	28,347	0.370	209,995
	0.20	39,476	0.328	259,120
	0.18	51,363	0.297	304,685
	0.15	74,090	0.256	379,489